November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (513)723-2441

James F. Orr
Chairman and Chief Executive Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, Ohio 45202

>   **Re: Convergys Corporation**
>   **Definitive 14A**
>   **Filed March 13, 2007**
>   **File No. 001-14379**

Dear Mr. Orr:

        We have reviewed your response letter dated September 21, 2007 and have the
following comments. Please respond to our comments by December 14, 2007 or tell us
by that time when you will provide us with a response. If the comments request revised
disclosure in future filings, please confirm in writing that you will comply with the
comments in your future filings and also explain to us how you intend to comply. We
welcome any questions you may have about our comments or any other aspect of our
review.

1. We reissue comment 3 of our August 21, 2007 letter.

2. Please clarify your response to comment 5 of our August 21, 2007 letter in future
    filings. Specifically, you do not appear to disclose in the filing that Messrs. Hawkins'
    and Shanks' termination and change of control packages were influenced by the level
    of Mr. Dougherty's package nor does there appear to be disclosure regarding the fact
    that termination and change in control benefits have not been an influencing factor in
    decisions regarding other elements of compensation.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor